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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 000-20789


                              Primix Solutions Inc.
             (Exact name of registrant as specified in the charter)

         Delaware                                               04-324968
(State or other jurisdiction                                (I.R.S. Employer
     of incorporation)                                     identification No.)

                               311 Arsenal Street
                               Watertown, MA 02472
              (Address of principal executive offices and ZIP code)

Registrant's telephone number, including area code:  (617) 923-6500

                                       N/A
         (Former name or former address, if changed since last report.)

Title of each class of securities covered by this Form:

         Common Stock, par value $0.001 per share

Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains:

         None

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [X]              Rule 12h-3(b)(1)(i)        [X]
Rule 12g-4(a)(1)(ii)       [ ]              Rule 12h-3(b)(1)(ii)       [ ]
Rule 12g-4(a)(2)(i)        [ ]              Rule 12h-3(b)(2)(i)        [ ]
Rule 12g-4(a)(2)(ii)       [ ]              Rule 12h-3(b)(2)(ii)       [ ]
                                            Rule 15d-6                 [ ]

Approximate number of holders of record as of the certification or notice date:

         257 as of February 27, 2002.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Primix Solutions Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 27, 2002                         Primix Solutions Inc.


                                          By:  /s/ David W. Chapman
                                               --------------------------------
                                               Name:  David W. Chapman
                                               Title: Chief Financial Officer